SembCorp
Industries

03 MAR 17 AM 7:21

Rule 12g3-2(b) File No. 825109

5 March 2003

03007829

Office of International Corporate Financ
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 4/7

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: [illegible] Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 35 OF 05.03.2003
Announcement No. 53

SEMBCORP INDUSTRIES LTD

SembCorp Utilities Establishes Presence in Nanjing Chemical Industrial Park in China - Joint Venture Set Up for Wastewater Treatment

SembCorp Utilities (SembUtilities), the wholly-owned utilities subsidiary of SembCorp Industries, has signed a joint venture agreement with Singapore Utilities International, Shanghai Sanyu Environmental Protection Technology Company and Nanjing Chemical Industrial Park Company to build, own and operate a wastewater treatment plant in the Nanjing Chemical Industrial Park (NCIP).

Under the joint venture agreement, SembUtilities will take a majority 55 per cent stake in Nanjing SEMBCORP SUIYU, while Singapore Utilities International, Shanghai Sanyu Environmental Protection Technology and Nanjing Chemical Industrial Park Company will own 20 per cent, 20 per cent and 5 per cent respectively. Singapore Utilities International is a wholly-owned subsidiary of the Public Utilities Board of Singapore, and plays an active role in helping Singapore companies develop their businesses in the overseas water market.

With an initial investment of US$10 million for the first phase, the wastewater plant will serve customers of NCIP, one of the largest petrochemical hubs in China and one of only two State Level Chemical Parks in China. The wastewater treatment plant, with an initial capacity of 12,500 cubic metres per day is expected to start commercial operations in the fourth quarter of 2004, serving petrochemical and chemical customers located at the chemical park. The capacity of the wastewater plant is expected to increase in tandem with the expansion of NCIP. The plant will be operated and managed by the joint venture, with technical and operational support from SembUtilities.

Tang Kin Fei, President and CEO of SembUtilities, said: "We are pleased that our track record and proven capabilities on Jurong Island, together with Singapore Utilities International's operational expertise in the municipal water and wastewater sectors have been recognised. We view this investment in NCIP as an important first step in the expansion of SembCorp's integrated utilities business overseas. This seed investment will give us the first-mover advantage in NCIP, where we are hoping to replicate our multi-utility concept and provide a whole range of other services such as water, steam, electricity and other utilities services."

The legal establishment of the joint venture is now awaiting the approval of the Chinese authorities, which is expected to be obtained soon.

This investment does not have a significant financial impact on SembCorp Industries for 2003.

Nanjing Chemical Industrial Park (NCIP) is located in the north of the Nanjing Municipality (capital of Jiangsu Province), on the northern bank of Yangtze River. The total planned area of NCIP is 101 km^2, in which Yangtze Petrochemical Co and Yangtze-BASF Integrated Petrochemical Project occupies 10 km^2 .

NCIP was the second chemical industrial park in China to be accorded the State Level Chemical Hub status in January 2003.

The development in NCIP focuses on the six following areas: petrochemical and natural gas derivatives, basic organic chemical feedstock, fine chemicals, polymers, life sciences and pharmaceuticals, and new chemical materials. In the next few years, NCIP will be the hot spot for major international chemical investments.

Background on SembCorp Utilities

SembCorp Utilities (SembUtilities), the utilities arm of engineering services group SembCorp Industries, is an established integrated utilities and energy player in Asia. With a global vision to provide innovative and quality solutions that create and add value, SembUtilities' core business areas are: Integrated Utilities (Centralised Utilities, Water and Chemical Feedstock), Energy (Power and Gas) and Offshore Engineering.

A pioneer in the concept of multi-utility facilities, SembUtilities offers a range of utilities and support services such as steam, cooling water, high grade industrial water, wastewater treatment, chemical waste incineration to Singapore's petrochemical hub on Jurong Island.

- End -

Released on March 5, 2003

For press and analyst enquiries, please contact:

Ng Lay San (Ms)
Manager
Group Corporate Relations
SembCorp Industries
Tel: (65) 6357 9150
Fax: (65) 6352 2163
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/03/2003 to the SGX